Exhibit 99.2

URANIUM ROYALTY CORP.

(the “Company”)

Annual General Meeting October 16, 2025

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of shareholders of the Company held on October 16, 2025 and the outcome of such votes.

	Description of Matter	Votes For	Votes Against	Votes Withheld

1.	Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:			N/A

	a. Amir Adnani	35,606,472	10,602,266
	b. Scott Melbye	36,419,052	9,789,686
	c. Vina Patel	46,004,748	203,989
	d. Neil Gregson	46,054,180	154,559
	e. Donna Wichers	36,310,681	9,898,057
	f. Ken Robertson	46,047,607	161,132

2.	PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.	65,520,389	N/A	162,057

Date: October 16, 2025